India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, Maryland 20814
Phone: 301-983-0998
Fax: 240-465-0273

August 30, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Rufus Decker
Accounting Branch Chief

Re:           India Globalization Capital, Inc.
Form 10-K for the Year Ended March 31, 2011
Filed July 14, 2011
Definitive Proxy Statement on Schedule 14A
Filed August 1, 2011
File No. 1-32830

Dear Mr. Decker:

This letter is in response to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) to India Globalization Capital, Inc. (the “Company") dated August 11, 2011 (the “Comment Letter”) with respect to the above-referenced filings.  In the Comment Letter you requested that the Company either respond to the comments set forth therein within 10 business days or indicate when it will provide the requested response.  The Company subsequently called Ernest Greene on August 26, 2011 requesting a minimum of an additional 10 days to respond to the Comment Letter.  Per Mr. Greene’s voice mail of today we are writing to request an extension in the time to respond to the Comment Letter to Tuesday, September 6, 2011.  At the time that the Company received the Comment Letter, it was in the process of finalizing its Form 10-Q for the quarter ended June 30, 2011, which was the first 10-Q for which it was required to provide XBRL files.  In addition, the Company has been reviewing a possible acquisition which has required consider travel time by our management and other key members of our staff.  We would appreciate the Staff’s cooperation in permitting the Company to have additional time to respond to the comments.

Very truly yours,

INDIA GLOBALIZATION CAPITAL, INC.

/s/Ram Mukunda

Ram Mukunda, CEO